HOLLINGER CANADIAN PUBLISHING HOLDINGS INC. (Canada)
                          HOLLINGER INC. (Canada)
                    HOLLINGER INTERNATIONAL INC. (U.S.)


                          AMENDMENT OF SOUTHAM BID

          Toronto, Canada, January 5, 1999 - Hollinger Canadian Publishing Holdings Inc. ("Hollinger Canadian") (TSE, ASE: HCP.U) and its affiliates, Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C; NASDAQ: HLGCF) and Hollinger International Inc. ("Hollinger International") (NYSE: HLR), announce that Hollinger Canadian intends to increase the price under its take-over bid for all of the common shares of Southam Inc. (TSE, ME: STM) not owned by it from $22.00 (Cdn.) to $25.25 (Cdn.) cash per share (after payment of the $7.00 per share special dividend on January 4, 1999).

          The Special Committee of Independent Directors of Southam considering the bid has been advised by Scotia McLeod Inc. that the $25.25 per share price is fair from a financial point of view and the Special Committee has determined to recommend that Southam shareholders tender to the bid.

          HCPH will extend the time during which shareholders may submit certificates representing common shares for tender pursuant to its bid to 5:00 p.m. (Toronto time) on Monday, January 18, 1999. The notice of extension and variation of the bid is expected to be mailed to Southam shareholders on January 6, 1999.

          The bid is subject to certain terms and conditions including the right of Hollinger Canadian, at its option, not to accept for purchase and pay for any shares deposited unless: (i) at least 66-2/3% of the shares sought under the bid are deposited and not withdrawn at the expiration of the bid; and (ii) Southam shareholders have approved by a majority of the minority vote the deletion from Southam's restated articles of incorporation of the provisions entitled "Higher Vote for Certain Business Combinations and Certain Amendments to the Articles and By-laws". Those provisions, like the related party transaction provisions of Ontario Securities Commission Policy 9.1, would require a majority of the minority vote in connection with a going private transaction subsequent to the bid but, unlike the Policy 9.1 provisions, would not permit Southam shares purchased pursuant to the bid to be included in the calculation of the minority approval in respect of a subsequent going private transaction.


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          The Special Meeting of Southam shareholders which has been called in order to seek the shareholder approval necessary to satisfy this condition of the bid will be adjourned to 9:00 a.m. on Tuesday, January 19, 1999. Southam shareholders who wish to accept and support the bid should ensure that the Tendering Document (which includes a proxy for the meeting) is submitted to CIBC Mellon prior to 5:00 p.m. (Toronto time) on Monday, January 18, 1999.

          Hollinger Canadian currently owns 53,961,148 Southam common shares, representing approximately 71% of the issued and outstanding Southam common shares.

          For information please call:


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

J. A. Boultbee                           Peter Y. Atkinson                           Paul B. Healy
Executive Vice-President and             Vice-President and General Counsel          Vice-President, Corporate
Chief Financial Officer,                 Hollinger Canadian Publishing Holdings      Development and Investor Relations
Hollinger Inc., Hollinger Canadian       Inc. and Hollinger Inc.                     Hollinger International Inc.
Publishing Holdings Inc. and             and Vice-President,                         (212) 586-5666
Hollinger International Inc.             Hollinger International Inc.
(416) 363-8721                           (416) 363-8721
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